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                               April 29, 2022

       Ci Zhang
       Chief Executive Officer
       Un Monde International Ltd.
       5689 Condor Place
       Mississauga, ON L5V 2J4, Canada

                                                        Re: Un Monde
International Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Filed April 15,
2022
                                                            File No. 000-56328

       Dear Dr. Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form 10-12G filed April 15, 2022

       Introductory Comment, page ii

   1. We note the disclosure in your response letter dated April 15, 2022 that "[t]he Company has not, and will not
in the future, acquire a company located in Hong Kong, China or
                                                        Macau." Please revise
the registration statement to provide clear disclosure throughout that you will not
acquire a company located in or with principal operations in China, including Hong Kong and
Macau. Otherwise, we may have further additional comments.
       Risk Factors, page 4

   2. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks
related to civil liabilities due to your officers' and directors' being outside of the United
States. We also note you deleted the disclosure, in your Risk
                                                        Factors section, that
 officers and directors reside outside the United States, investors may
 Ci Zhang
Un Monde International Ltd.
April 29, 2022
Page 2
      have limited legal recourse against them including difficulties in enforcing judgments
      made against them by U.S. courts.    We do not understand your deletion
given that it
      appears from your disclosure that investors may still have limited legal recourse against your officers and directors located in Canada. Please revise to address in more detail the reciprocal arrangement between Canada and the United States regarding recognition or enforcement of civil judgments. Also expand to address in more detail the additional risks
      to investors given that the company   s officers and directors reside in
Canada outside the
      United States.
3.    We reissue comment 12 in its entirety. We note your risk factor on page
11 that    There is
      presently no public market for our securities   . Please revise your risk
factor heading to
      clearly indicate there is a limited market for your common stock. Security Ownership of Certain Beneficial Owners and Management, page 16

4. Please revise the beneficial ownership table to include the Chief Financial Officer Mr.
      Changjun Xue, as required by Item 403(b) of Regulation S-K. Also revise to address the amount and percent of ownership by officers and directors as a group to include the entire group of three officers and directors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameCi Zhang
                                                           Division of
Corporation Finance
Comapany NameUn Monde International Ltd.
                                                           Office of Real
Estate & Construction
April 29, 2022 Page 2
cc:       Rhonda Keaveney
FirstName LastName